SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 0-25087

HOST MARRIOTT, L.P. RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

Host Marriott, L.P.

6903 Rockledge Dr., Ste. 1500

Bethesda, MD 20817

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits, as of December 31, 2002 and December 28, 2001.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002.

Schedule I—Schedule of Assets (Held at End of Year) December 31, 2002.

Designation	Description	Method of Filing
Exhibit 23	Consent of KPMG LLP	Filed with this report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Host Marriott L.P. Retirement and Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Host Marriott L.P. Retirement and Savings Plan

By:	/s/ Pamela Wagoner
Pamela Wagoner, Plan Administrator Host Marriott L.P. Retirement and Savings Plan

June 26, 2003

EXHIBIT INDEX

Designation	Description	Sequential Page Number at Which Found
Exhibit 23	Consent of KPMG LLP

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Independent Auditors’ Report

The Board of Directors

Host Marriott Corporation:

We have audited the accompanying statements of net assets available for benefits of the Host Marriott, L.P. Retirement and Savings Plan (the Plan) as of December 31, 2002 and December 28, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Host Marriott, L.P. Retirement and Savings Plan as of December 31, 2002 and December 28, 2001 and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

June 16, 2003

McLean, Virginia

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and December 28, 2001

	2002	2001
Investments at fair value (note 4)	$17,904,865	$19,168,177
Participant loans	90,678	99,814

Net assets available for benefits	$17,995,543	$19,267,991

See accompanying notes to financial statements.

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributable to:
Investment income (note 4):
Interest on loans	$8,059

8,059

Contributions:
Participant
Salary deferrals	1,079,453
Rollover contributions	182,408

Total participant contributions	1,261,861
Employer	405,331

Total contributions	1,667,192

Total additions	1,675,251

Deductions from net assets attributable to:
Benefits paid to participants	1,167,066
Depreciation in fair value of investments, net (note 4)	1,780,183
Administrative and other expenses	450

Total deductions	2,947,699

Net decrease	(1,272,448)
Net assets available for benefits, beginning of year	19,267,991

Net assets available for benefits, end of year	$17,995,543

See accompanying notes to financial statements.

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and December 28, 2001

(1)	Plan Description

The following description of the Host Marriott, L.P. Retirement and Savings Plan (the Plan) is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Host Marriott, L.P. (the Partnership and Plan Sponsor), a majority owned subsidiary of Host Marriott Corporation (the Company), adopted a retirement plan and trust effective December 30, 1995. The Plan is a defined contribution plan established by the Company under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Partnership. The Plan covers all employees. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA), as amended.

(b)	Contributions

Participants may elect to defer from 1 to 15% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. The Plan allows employer matching contributions of 50% of the participants contribution up to 6% of each participant’s compensation. The Plan also allows for discretionary employer contributions for each eligible participant based upon approval of the Board of Directors of the Company.

(c)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s income and administrative expenses. Participant accounts are valued on a daily basis.

(d)	Vesting

Participants are fully vested in their contributions and the earnings thereon. A participant vests in their employer matching contributions, additional contributions, and earnings thereon according to the following schedule:

Two years	25%
Three years	50
Four years	75
Five or more years	100

(e)	Participant Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 % of a participant’s vested account balance. Additionally, interest rates are equal to the prime rate on the date the loan is issued and there is a $50 processing fee per loan. Participants may have no more than two

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and December 28, 2001

loans outstanding at any one time. The interest rates on outstanding loans at December 31, 2002 and December 28, 2001 ranged from 4.8% to 9.0%.

(f)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or (c) receive annual installments over a specified period. Participants may also receive hardship withdrawals, as defined, in a lump-sum payment.

(g)	Forfeited Accounts

At December 31, 2002 and December 28, 2001, forfeited nonvested accounts totaled $130,671 and $100,280, respectively. Forfeitures may be used to pay administrative expenses of the Plan and to reduce future employer contributions. The Company has not yet exercised this option. Forfeitures of $130,671 and $100,280 are held in the Stable Value Fund as of December 31, 2002 and December 28, 2001, respectively, unallocated to participant accounts. In the event a former participant returns to the Plan, he or she would be eligible to reclaim these amounts under certain situations.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), a common/collective trust and in Host Marriott Corporation stock. The Plan’s investments in mutual funds and Host Marriott Corporation stock are stated at fair market value based on quoted market prices. The Plan’s investments in the common/collective trust are carried at fair value using the value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

(c)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Partnership by a letter dated February 29, 2000, that the Plan and related trust are designed in accordance with applicable sections of the

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and December 28, 2001

Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and December 28, 2001 are as follows:

	2002	2001
TRP New Horizons Fund	$1,337,468	$1,764,998
TRP Balanced Fund	3,846,658	4,288,270
TRP Spectrum Income Fund	2,742,374	2,533,599
TRP Blue Chip Growth Fund	3,111,174	4,169,426
TRP Stable Value Fund	4,743,833	4,521,208

Total	$15,781,507	$17,277,501

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual Funds	$(2,008,032)
Host Marriott Corporation stock	(14,966)
Common/collective trust	242,815

Total	$(1,780,183)

(5)	Related-Party Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. Additionally, certain Plan investments are in Host Marriott Corporation stock. T. Rowe Price is the Trustee and the Partnership is the Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Partnership has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become 100% vested in their account balances.

Schedule I

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Schedule H, line 4j – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of investment	Current Value
Host Marriott Corporation Stock	Company stock, 95,414 shares	$844,418
T. Rowe Price:*
International Stock Fund	Mutual fund, 78,584 shares	697,822
New Horizons Fund	Mutual fund, 80,522 shares	1,337,468
Balanced Fund	Mutual fund, 248,011 shares	3,846,658
Spectrum Income Fund	Mutual fund, 259,867 shares	2,742,374
Blue Chip Growth Fund	Mutual fund, 141,739 shares	3,111,174
Small-Cap Value Fund	Mutual fund, 8,429 shares	184,938
Equity Index 500 Fund	Mutual fund, 2,287 shares	54,130
Mid-Cap Growth Fund	Mutual fund, 2,822 shares	87,593
Equity Income Fund	Mutual fund, 4,073 shares	80,604
Tradelink Investments	Brokerage account	173,853
Stable Value Fund	Common/collective trust, 4,743,833 shares	4,743,833
Loans to participants*	Various maturity dates with interest rates ranging from 4.8% to 9.0%	90,678

Total investments at fair value		$17,995,543

*	Parties-in-interest